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Michael Frederick <shubee99@gmail.com>

Happy Hippie Brewing Company to open Tap Room!

1 message

Michael <shubee@happyhippiebeer.com>
Reply-To: Michael <shubee@happyhippiebeer.com>
To: shubee99@gmail.com

Mon, Jun 27, 2022 at 11:52 AM

Happy Hippie Brewing Company's Community Round is accepting reservations!

Hey Michael,

I have some great news — Happy Hippie Brewing Company is gauging interest in our Community Round on the investment platform Wefunder. As of a few minutes ago... we have started to accept reservations for our raise for Happy Hippie Brewing Company!

What this means is we are looking to welcome our loyal customers and biggest supporters as investors in the company.

We decided to start a campaign on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. You are our foundation. So now we're reaching out to see whether you are interested in becoming an actual stakeholder in Happy Hippie Brewing Company.* Rather than sharing the fruits of our growth and our labor with a small group of millionaire angel investors, we want to thank you for being a loyal customer by giving you a piece of the pie.

Find Out More

Our Community Round is about more than just revenue and growing our customer base – we're building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company.

I am really excited about the growth that Happy Hippie Brewing Company has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months!

You can read more about Happy Hippie Brewing Company, the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/happyhippiebrewingcompany

If you want to chat more about any of this, we're more than happy to do so! Feel free to direct any questions you may have or to request a time to talk about this exciting opportunity to shubee@happyhippiebeer.com

You're the best!

Michael Frederick
CEO at Happy Hippie Brewing Company


HAPPY HIPPIE
BREWING COMPANY


BREWING COMPANY



**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

Happy Hippie Brewing Company Update
1 message

Michael <shubee@happyhippiebeer.com> Wed, Jul 6, 2022 at 11:08 AM
Reply-To: Michael <shubee@happyhippiebeer.com>
To: Michael Frederick <shubee99@gmail.com>

Apologies everyone. We don't mean to clutter your inbox but have received reports that the link in the original email was not working so have updated, tested, and are resending the update.

Woohoo! Friends...

It has been a week since our campaign launch. We are off to a good start. We have 5 passionate backers and have raised $28,100 (11.4%) of our $250,000 goal.

We're happy and encouraged by your response. If you haven't yet checked out what the buzz is all about, you can see for yourself here: https://wefunder.com/happy.hippie.brewing.company

If you are considering making an investment, we encourage you to do so early. Investments of any amount will be accepted and appreciated even if not at one of the levels that come with perks.

A HUGE thanks to all of you for your support! Together we can make this happen!!

Peace, Love, Beer

Happy Hippie Brewing Company Update
1 message

Michael <shubee@happyhippiebeer.com> Wed, Jul 13, 2022 at 7:19 AM
Reply-To: Michael <shubee@happyhippiebeer.com>
To: Michael Frederick <shubee99@gmail.com>

Woohoo! Friends...

It has been a week since our last campaign update. We are still moving forward. We have an initial goal of $50,000 in our community round. As of today we are 64% of the way there.

Why is this milestone important?
Because it allows the fine folks at WeFunder to open the investment to their large population of investors.

What can I do to help?
If you have not had a chance to do so, contribute any amount you can, even if it is not at a level that will allow for perks. This will allow the broader investor population to see the community support for this venue based on the sheer number of investors, so getting this number as high as we can is important.

What can Happy Hippie do to help?
We have lowered the initial perk level from $500 to $250 as a way to encourage and thank you for your support!

We're are excited to get this project funded and up and running. You can click the button below to get to the campaign!

Peace, Love, Beer

Invest Now!

Happy Hippie Brewing Company Update
1 message

Michael <shubee@happyhippiebeer.com> Sat, Jul 16, 2022 at 8:08 AM
Reply-To: Michael <shubee@happyhippiebeer.com>
To: Michael Frederick <shubee99@gmail.com>

Alright, Alright, Alright! Friends...

It only been a few days since our last campaign update. Your response and generosity has been overwhelming. Remember, we have an initial goal of $50,000 in our community round and we are almost there. As of today we have raised 84% of that goal. Because we are so close, we have extended our community round by several days so we can finish the job.

Why is this milestone important?
Because it allows the fine folks at WeFunder to open the investment to their large population of investors.

What can I do to help?
Help us grow the potential investor pool during the community by sharing what we are attempting to do with your network of family and friends. Forward our emails, share our web and social media posts.

Large volumes of small donations paint a picture of community support for potential larger investors.

If you have not had a chance to do so, contribute any amount you can, even if it is not at a level that will allow for perks. This will allow the broader investor population to see the community support for this venue based on the sheer number of investors, so getting this number as high as we can is important.

What can Happy Hippie do to help?
We have lowered the initial perk level from $500 to $250 as a way to encourage and thank you for your support!

We're are excited to get this project funded and up and running. You can click the button below to get to the campaign!

Peace, Love, Bree

Invest Now!

Large volumes of small donations paint a picture of community support for potential larger investors.

If you have not had a chance to do so, contribute any amount you can, even if it is not at a level that will allow for perks. This will allow the broader investor population to see the community support for this venue based on the sheer number of investors, so getting this number as high as we can is important.

What can Happy Hippie do to help?
We have lowered the initial perk level from $500 to $250 as a way to encourage and thank you for your support!

We're are excited to get this project funded and up and running. You can click the button below to get to the campaign!

Peace, Love, Bree

Invest Now!

Large volumes of small donations paint a picture of community support for potential larger investors.

If you have not had a chance to do so, contribute any amount you can, even if it is not at a level that will allow for perks. This will allow the broader investor population to see the community support for this venue based on the sheer number of investors, so getting this number as high as we can is important.

What can Happy Hippie do to help?
We have lowered the initial perk level from $500 to $250 as a way to encourage and thank you for your support!

We're are excited to get this project funded and up and running. You can click the button below to get to the campaign!

Peace, Love, Bree

Invest Now!

Happy Hippie Brewing Company Update
1 message

Michael <shubee@happyhippiebeer.com> Fri, Aug 12, 2022 at 1:00 PM
Reply-To: Michael <shubee@happyhippiebeer.com>
To: shubee99@gmail.com

Woohoo! Friends...

It has been several weeks since our last campaign update. We are still moving forward. We have an initial goal of $50,000 in our community round. We are thrilled to report that as of today we have exceeded our initial goal and are 115% of the way there.

What happens next?
WeFunder will file appropriate SEC documentation and open the investment to their large population of investors. This can take several weeks and is a large reason for the delay in our update.

What can I do to help?
This has not changed. If you have not had a chance to do so, contribute any amount you can, even if it is not at a level that will allow for perks. Spread the word far and wide to your family and friends to increase the potential investor pool. This will allow the broader investor

population to see the community support for this venue based on the sheer number or investors, so getting this number as high as we can is important.

What has Happy Hippie been doing?
We have been working on gathering required documentation for the SEC. We also held a VIP investor event with some potential investors at the potential brewery site. It went well and we are busy getting everyone the answers they need to make a decision. At the bottom of this email are some renderings of potential design concepts. Hope you enjoy them.

We're are excited to get this project funded and up and running. You can click the button below to get to the campaign!

Peace, Love, Beer



Invest Now!







Happy Hippie Brewing Co.
Published by Michael Frederick · July 1 ·

Help us build a destination brewery and entertainment venue in the heart of the Lockwood/City of Richardson Entertainment District!

https://wefunder.com/happyhippiebrewingcompany

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is fi... **See more**


HAPPY HIPPIE
LEMON DROP PALE ALE
HAPPY HIPPIE BREWING COMPANY
HONEY MAGNOLIA
WITBIER
HAPPY HIPPIE BREWING COMPANY
PARTY AT THE MOON TOWER

WEFUNDER.COM

Invest in Happy Hippie Brewing Company: Groovy, hip brewery looking to build taproom and entertainment venue.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.